Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-216891

Prospectus Supplement No. 10

(To Prospectus dated May 17, 2017)

ENERGY RESOURCES 12, L.P.

An Offering of Common Units of Limited Partnership Interest

Minimum Offering: 1,315,790 Common Units

Maximum Offering: 17,631,579 Common Units

This Prospectus Supplement No. 10 supplements and amends the prospectus dated May 17, 2017, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus, this Prospectus Supplement No. 10 and Prospectus Supplement No. 9 (which is cumulative and replaces all prior supplements).

This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 10 updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement No. 10 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and Prospectus Supplement No. 9.

You should rely only on the information contained in this Supplement No. 10, Prospectus Supplement No. 9 and the Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this Supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 17 of the Prospectus, as updated on page S-5 in Prospectus Supplement No. 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 10 or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 8, 2019.

TABLE OF CONTENTS

Recent Developments	S-1
Status of the Offering	S-2

The following disclosure is hereby inserted as a new section following the section entitled “Proposed Activities – Well Operations” on page 65 of the Prospectus.

RECENT DEVELOPMENTS

On December 28, 2018, Energy Resources 12, L.P. (the “Partnership”) terminated its Advisory and Administration agreements (the “Agreements”) with Regional Energy Investors, LP (“REI”), which extinguished any potential fee upon sale of certain of the Partnership’s assets as was required under the Agreements. In connection therewith, the Partnership’s general partner, Energy Resources 12 GP, LLC (“General Partner”), issued 500 of its Class B Units to each of Pope Energy Investors, LP and CFK Energy, LLC. The General Partner received $250 from each of Pope Energy Investors, LP and CFK Energy, LLC for this transaction. The General Partner Class B Units are non-voting and participate in 50% of any

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distributions by the General Partner from proceeds of its Incentive Distribution Rights, after Payout and the Dealer Manager Incentive Fees are paid as those terms are defined in the Partnership’s Limited Partnership Agreement.

REI was engaged by the Partnership in November 2017 and June 2018 to research investment opportunities, support due diligence on potential investments and support the closing and post-closing of the oil and gas interests in the Bakken formation of North Dakota (“Bakken Assets”) acquired by the Partnership in 2018. Under the Agreements, REI was entitled to a fee of 5% of the gross sales price in the event the Partnership disposed of any or all of the Bakken Assets, if surplus funds were available after Payout to the holders of the Partnership’s common units.

The General Partner continues to be controlled and managed by and the Class A voting units of the General Partner are owned by entities owned by Glade M. Knight and David S. McKenney, the Chief Executive Officer and Chief Financial Officer, respectively, of the General Partner. CFK Energy, LLC is owned by an entity that is controlled by Anthony F. Keating, III, Co-Chief Operating Officer of Energy 11 GP, LLC, and Pope Energy Investors, LP is owned by an entity that is controlled by Michael J. Mallick, Co-Chief Operating Officer of Energy 11 GP, LLC. Energy 11 GP, LLC is the general partner of Energy 11, L.P. REI is also owned by entities that are controlled by Mr. Keating and Mr. Mallick.

STATUS OF THE OFFERING

On December 27, 2018, the Partnership closed on the issuance of approximately 0.3 million additional common units through its ongoing best-efforts offering, representing gross proceeds to the Partnership of approximately $6.1 million and proceeds net of selling and marketing expenses of approximately $5.8 million. As of December 27, 2018, the Partnership had completed the sale of a total of approximately 7.9 million common units for total gross proceeds of approximately $154.5 million and proceeds net of selling and marketing expenses of $145.2 million. As of December 27, 2018, 9.8 million common units remain unsold. The Partnership is continuing the offering at $20.00 per common unit in accordance with the Prospectus.

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